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                                                                    EXHIBIT 3(j)

                           AMENDMENT TO THE BYLAWS OF
                            IBT BANCORP, INCORPORATED

The Bylaws of IBT Bancorp, Inc. are hereby amended effective April 23, 2002 by making the following changes:

1. The first paragraph of Article III, Section 1, is amended to read as follows:

         Section 1. Number and Eligibility. The management of the business and affairs of the Corporation shall be vested in a Board of not less than five (5) who shall hold office for the term for which they are elected, or until their successor or successors are elected and qualified, or until their resignation, death or removal. At each annual meeting, before proceeding with the election of directors, the Board of Directors shall designate the number of directors based on the foregoing limitations that are to be elected for the ensuing year. The Board of Directors may fill any vacancy that occurs in the Board by death, resignation or otherwise for the current year; however, when a vacancy reduces the membership of the Board to less than five (5) in number, the remaining directors shall forthwith fill such vacancy in order to maintain a Board of at least five (5) directors.

2. Article III, Section 5, is amended to read as follows:

         Section 5. Vacancies. Vacancies in the Board of Directors may be filled by the remaining members of the Board and each person so elected shall be a director until the next election of the class for which the director shall have been chosen and until his or her successor shall be elected and shall qualify or until his or her resignation, death or removal.


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